January 28, 2010

Mr. Keith O`Connell, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:T. Rowe Price Funds — 485(a) Filings for Various Registrants

Dear Mr. O`Connell:

Please find below our responses to your oral comments of January 26, 2010, regarding various filings made on December 11, 2009 pursuant to Rule 485(a). These filings were made in order to comply with the amendments to Form N-1A that became effective on March 31, 2009.

Only those prospectuses on which you had specific comments are referenced herein, although any changes that apply to other funds` prospectuses that you reviewed will be applied accordingly. Your comments and our responses are set forth below.

Institutional International Equity Funds Prospectus

Comment:

The funds can invest in exchange-traded funds ("ETFs") and other investment companies. Confirm that no acquired fund fees and expenses need to be included in the fee tables.

Response:

No acquired fund fees and expenses need to be disclosed in the funds` fee tables because investments in acquired funds did not exceed 0.01% of the average net assets of the fund for its prior fiscal year and we do not expect such investments to exceed 0.01% for the current fiscal year.

Comment:

In the fee table for the Institutional Africa & Middle East Fund, the footnote relating to the redemption fee should be removed. Form N-1A does not provide for this information to be disclosed as a footnote, however, you may include this information in a parenthetical within the fee table. This comment applies to any fund that charges a redemption fee.

Response:

We will delete the fee table footnote that relates to the redemption fee. For a fund that charges a redemption fee, the redemption fee line item in the fee table will be revised as follows:

"Redemption fee (on shares held for 90 days or less)"

Comment:

The last sentence of the fee table footnote relating to the contractual expense limitation should be removed.

Response:

For any fund that is subject to a contractual expense limitation, the following sentence will be deleted from the applicable footnote:

"Any amounts reimbursed will have the effect of increasing fees otherwise paid by the fund."

Comment:

Some mutual funds exclude extraordinary expenses and/or acquired fund fees and expenses from the limitation on the fund`s expense ratio. If this is the case, this provision must be disclosed in the footnote.

Response:

For the T. Rowe Price funds that are subject to a contractual expense limitation, the investment adviser has agreed to waive its management fees and bear certain expenses so that the fund`s expense ratio does not exceed a certain limit. In order to operate under this limit, any acquired fund fees and expenses would be assumed by the investment adviser. However, the investment adviser is not obligated to bear the costs of interest, taxes, brokerage, and extraordinary expenses. We propose to modify the expense limitation footnote for the Institutional Africa & Middle East Fund as follows:

To limit the fund`s expenses during its initial period of operations, T. Rowe Price International, Inc. agreed (through February 28, 2011) to waive its fees and/or bear any expenses (excluding interest, taxes, brokerage, and extraordinary expenses) that would cause the fund`s ratio of expenses to average net assets to exceed 1.25%. Termination of this agreement would require approval by the fund`s Board of Directors. Fees waived and expenses paid under this agreement are subject to reimbursement to T. Rowe Price International, Inc. by the fund whenever the fund`s expense ratio is below 1.25%. However, no reimbursement will be made more than three years after the waiver or payment, or if it would result in the expense ratio exceeding 1.25%.

We would make similar changes to other funds that have an expense limitation in place.

Comment:

As part of a fund`s principal investment strategies, you should discuss the market capitalizations of the companies in which the fund intends to invest.

Response:

We will add disclosure for each fund relating to whether the fund expects to focus on companies of a particular size. If there is no emphasis on particular market capitalizations, then we will add disclosure that the fund may purchase the securities of companies of any size.

Comment:

The prospectus states that the Institutional Africa & Middle East Fund may make substantial investments (at times more than 25% of total assets) in telephone or banking companies in various African and Middle Eastern countries. You should take note of the industry concentration restrictions with respect to such investments.

Response:

We have previously provided the staff our analysis of industry concentration as it relates to other T. Rowe Price funds that invest in companies in similar industries that may be domiciled in more than one country. (We provided correspondence to the staff on April 15, 2008 for the Institutional Africa & Middle East Fund and on December 14, 1993 related to the T. Rowe Price Latin America Fund.)

In each case, the staff has accepted our analysis with respect to concentration policies. It should be noted that each fund`s concentration policy limits the fund from investing more than 25% of its assets in a single industry. However, as discussed previously with the staff, the funds consider the telephone and banking companies of a single country to be separate industries from the telephone and banking companies of any other country. We believe that the telephone companies and banking companies of a particular African, Middle Eastern, or Latin American country are highly dependent upon the infrastructure and regulatory framework of that country. Therefore, the Africa & Middle East Fund, Institutional Africa & Middle East Fund, and Latin America Fund will each apply its industry concentration policy so that it will not invest more than 25% of its total assets in the banking companies of a single country and not more than 25% of its total assets in telephone companies of a single country. The industry concentration policy with respect to these funds is also set forth in the funds` Statement of Additional Information ("SAI").

Comment:

The last sentence of the first paragraph relating to performance should be removed as it is not required by Form N-1A.

Response:

The following sentence will be deleted for all funds:

"All returns assume reinvestment of dividends and capital gains distributions."

Comment:

Under "Purchase and Sale of Fund Shares," the disclosure states that the fund is designed for institutional investors, such as banks, pension plans, and trust and investment companies. This reference should be removed as it is not required by Form N-1A.

Response:

This reference will be deleted in response to Item 6 of Form N-1A, and will be moved after Item 8.

Comment:

Under "Payments to Broker-Dealers and Other Financial Intermediaries," provide the reason for eliminating the last sentence that refers to contacting your salesperson or visiting your financial intermediary`s web site for more information.

Response:

For our Advisor Class and R Class fund prospectuses, we have been including the verbatim disclosure set forth in Item 8 of Form N-1A because these funds make payments to intermediaries for the distribution and servicing of fund shares. We have been eliminating the last sentence of the disclosure for our Retail and Institutional funds because they do not pay financial intermediaries for distribution related to the sale of fund shares. We now propose to further modify our intermediary compensation disclosure for these types of funds.

Although our Retail funds are sold primarily through direct sales channels and do not pay financial intermediaries for sales of fund shares, they have adopted an administrative fee payment ("AFP") program that authorizes them to pay third-party intermediaries for administrative services. The AFP program allows the Retail funds to pay retirement plans, retirement plan recordkeepers, insurance companies, banks, and broker-dealers for sub-transfer agency, recordkeeping, and other administrative services provided on behalf of the fund. These administrative services include transmitting net purchase and redemption orders to T. Rowe Price, maintaining separate records reflecting shareholders` trans actions and share balances, preparing and delivering shareholder confirmations and statements, processing dividend payments and other distributions, and supporting telephone and internet inquiries in connection with these services.

Item 8 provides that a fund may modify the statement if the modified statement contains comparable information. Because our Retail funds only pay intermediaries for administrative services and not for distribution, we propose to modify the disclosure as follows for all Retail fund prospectuses:

If you purchase the fund through a broker-dealer or other financial intermediary, the fund and its related companies may pay the intermediary for the performance of administrative services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your financial intermediary for more information on these payments.

Our Institutional funds, on the other hand, do not participate in the AFP program and are not authorized to pay intermediaries for distribution or administrative services. Item 8 provides that a fund may omit the statement if neither the fund nor any of its related companies pay financial intermediaries for the sale of fund shares or related services. As a result, we propose to omit the disclosure in response to Item 8 for all Institutional fund prospectuses. We also intend to make it clearer in the SAI that the Institutional funds have not adopted the AFP program.

Comment:

The performance information is provided only through 2008. Confirm that 2009 performance numbers will be included in your 485(b) filings.

Response:

Performance information for 2009 was not available when we filed our 485(a) filings on December 11, 2009. Our 485(b) filings will include calendar year returns through 2009 and average annual total returns for the periods ended December 31, 2009.

Comment:

On page 11, the "Tax Information" section is presented before the "Purchase and Sale of Fund Shares" section for the Institutional Emerging Markets Equity Fund. The form requires the discussion on "Purchase and Sale of Fund Shares" to precede the discussion on "Tax Information."

Response:

The order of these sections will be switched.

Comment:

Under "Purchase and Sale of Fund Shares," the disclosure provides that you may sell all or a portion of the shares in your account at any time by writing us or calling us. Review the requirement of Item 6(b) to identify the procedures for redeeming shares and make any necessary modifications to your disclosure.

Response:

We have examined the requirements of Item 6 and are proposing changes for all of our funds relating to the disclosure of a fund`s minimum initial and subsequent investment requirements and the procedures for redeeming fund shares.

For all of our Retail funds (other than our Summit Funds), we are proposing the following new disclosure in response to Item 6:

The fund`s investment minimums generally are as follows (if you hold shares through a financial intermediary, the financial intermediary may impose different investment minimums):

Type of Account	Minimum Initial Purchase	Minimum Subsequent Purchase
IRAs and retirement plan accounts, Uniform Gifts to Minors Act or Uniform Transfers to Minors Act (UGMA/UTMA) accounts, and Education Savings Accounts (ESAs)	$1,000	$50
All other accounts	$2,500	$100

You may purchase, redeem or exchange shares of the fund on any day the New York Stock Exchange is open for business by accessing your account online at troweprice.com, by calling 1-800-225-5132, or by written request. If you hold shares through a financial intermediary, you must purchase, redeem and exchange shares through your intermediary.

For our Summit Funds, we are proposing the following new disclosure in response to Item 6:

The fund generally requires a minimum initial investment of $25,000 and a minimum subsequent investment of $1,000. If you hold shares through a financial intermediary, your financial intermediary may impose different investment minimums.

You may purchase, redeem or exchange shares of the fund on any day the New York Stock Exchange is open for business by accessing your account online at troweprice.com, by calling 1-800-225-5132, or by written request. If you hold shares through a financial intermediary, you must purchase, redeem and exchange shares through your intermediary.

For our Institutional Funds, we are proposing the following new disclosure in response to Item 6:

The fund generally requires a $1,000,000 minimum initial investment. There is no minimum for subsequent purchases. If you hold shares through a financial intermediary, the financial intermediary may impose different investment minimums.

You may purchase, redeem or exchange shares of the fund on any day the New York Stock Exchange is open for business by calling 1-800-638-8797 or by written request. If you hold shares through a financial intermediary, you must purchase, redeem and exchange shares through your intermediary.

For our Advisor Class and R Class Funds, we are proposing the following new disclosure in response to Item 6:

For retirement plan accounts and Uniform Gifts to Minors Act or Uniform Transfers to Minors Act (UGMA/UTMA) accounts, generally the fund`s minimum initial investment requirement is $1,000 and the minimum subsequent investment requirement is $50. For all other accounts, generally the fund`s minimum initial investment requirement is $2,500 and the minimum subsequent investment requirement is $100. Your financial intermediary may impose different investment minimums.

You may purchase, redeem or exchange shares of the fund on any day the New York Stock Exchange is open for business. You must purchase, redeem and exchange shares through your financial intermediary.

Summit Municipal Funds Prospectus

Comment:

When a fund`s principal investment strategies refer to the use of derivatives, you should include the types of derivatives the fund expects to use in a parenthetical. This comment applies to all funds that use derivatives.

Response:

For any fund that uses derivatives, we will include a reference to the types of derivatives in the principal investment strategies section. For example, the disclosure for the Summit Municipal Income Fund will be revised as follows:

"The fund may use derivatives (futures, options, swaps, and residual interest securities) to manage exposure to interest rates and credit quality."

Comment:

The fee table for the Summit Municipal Money Market Fund contains a footnote stating that other expenses were restated to reflect current fees. Explain the rationale for including this footnote.

Response:

The fund participated in the U.S. Treasury Department`s Temporary Guarantee Program for Money Market Funds ("Program"). The participation fees were considered an extraordinary expense, which were not covered by the fund`s all-inclusive fee. Therefore, the fund incurred additional expenses of 0.04% to participate in the Program during its prior fiscal year. These fees were recognized in operating expenses ratably over the period of participation in the Program and reflected in the fund`s financial statements for the fiscal year ended October 31, 2009.

Because the Program ended on September 18, 2009 and we know that no expenses in connection with the Program will be incurred during the fund`s current fiscal year, we view this as a material change contemplated by Instructions 3(d)(ii) and 3(d)(iii) to Item 2 of Form N-1A. Therefore, the operating expenses in the fee table are being restated to 0.00%.

Comment:

On pages 42-43, the disclosure implies that the bond funds are permitted to write credit default swaps. If so, please discuss how the fund will cover its exposure for the swap.

Response:

The bond funds may use credit default swaps to either buy or sell credit protection. Currently, when either buying or selling protection, a fund will cover its exposure for the swap based on the absolute value of the notional amount of the position. We propose to add the following disclosure to the SAI:

"When entering into a credit default swap contract to either buy or sell credit protection, a fund will maintain cash, liquid, high-grade debt securities, or other suit able cover as permitted by the SEC with its custodian bank in accordance with current or future SEC requirements."

Summit Cash Reserves/Summit GNMA Prospectus

Comment:

On page 34, you questioned whether the limitation on investments in asset-backed securities includes investments in mortgage-backed securities.

Response:

We believe that our current disclosure sufficiently distinguishes the disclosure and operating policies for asset-backed and mortgage-backed securities. However, based on your observation, we will clarify the operating policy for asset-backed securities by stating that "fund investments in mortgage-backed securities are not subject to this limit."

Global Stock Fund — Advisor Class Prospectus

Comment:

In the fee table footnote relating to the expense limitation, you should remove the sentence stating that any amounts reimbursed will have the effect of increasing fees otherwise paid by the class.

This same footnote refers to a previous expense limitation. Consider whether there is a way to shorten the footnote to capture the relevance of the previous expense limitation.

Response:

We will delete the sentence that states any amounts reimbursed will have the effect of increasing fees otherwise paid by the class.

We will delete the last sentence relating to the previous limitation. We are proposing to modify the footnote, by making reference to the previous limitation in a parenthetical, as follows:

Effective March 1, 2010, T. Rowe Price International, Inc. agreed (through February 29, 2012) to waive its fees and/or bear any expenses (excluding interest, taxes, brokerage, and extraordinary expenses) that would cause the class`s ratio of expenses to average net assets to exceed 1.15%. Termination of this agreement would require approval by the fund`s Board of Directors. Fees waived and expenses paid under this agreement (and a previous limitation of 1.15%) are subject to reimbursement to T. Rowe Price International, Inc. by the class whenever the fund`s expense ratio is below 1.15%. However, no reimbursement will be made more than three years a waiver or payment occurred, or if it would result in the expense ratio exceeding 1.15%.

Comment:

The fund is permitted to invest up to 20% of its total assets in participation notes. Consider whether such investments should be listed as a principal investment strategy.

Response:

It is expected that the fund`s investments in participation notes will be minimal. Therefore, we do not intend to include such investments as part of the fund`s principal investment strategies.

International Equity Funds Prospectus

Comment:

The funds can invest in exchange-traded funds ("ETFs") and other investment companies. Confirm that no acquired fund fees and expenses need to be included in the fee tables.

Response:

No acquired fund fees and expenses need to be disclosed in the funds` fee tables because investments in acquired funds did not exceed 0.01% of the average net assets of the fund for its prior fiscal year and we do not expect such investments to exceed 0.01% for the current fiscal year.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole
Vice President and Legal Counsel
T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher
Vice President
T. Rowe Price Funds